U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-334272

SEC FILE NUMBER

☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: VoIP, Inc.
Former Name if Applicable:
Address of Principal Executive Office:	12330 SW 53RD STE 712
FT LAUDERDALE FL 33330
Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

Part III - Narrative

As reported in Registrant’s Form 8-K filed on February 6, 2008, VoIP, Inc. (the “Company”) reorganized its operations, and eliminated most of its workforce and suspended all of its telecommunications network operations. Due to the Company’s staffing constraints, management has been unable to complete its 2007 Form 10-KSB filing.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Joseph A. Baratta - (212) 750-9700.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Company’s reorganization discussed in Part III above, it expects to write off all of its goodwill and other intangible assets, and most of its property and equipment, totaling approximately $28 million, in its 2007 results of operations. This, coupled with significantly higher interest and financing expenses in 2007 versus 2006, will result in the Company reporting a significantly higher net loss for the quarter and year ended December 31, 2007 than the net loss reported for the corresponding 2006 periods.

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: March 31, 2008

VoIP, Inc.

	By:	/s/ Anthony Cataldo
Anthony Cataldo, Chief Executive Officer